Exhibit 99.1

TOWER SEMICONDUCTOR LTD.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held On June 30, 2016

Notice is hereby given that the Annual General Meeting (the "Meeting") of the shareholders of Tower Semiconductor Ltd. ("Tower" or the "Company"), an Israeli company, will be held at the offices of the Company, Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek 23105, Israel, on Thursday, June 30, 2016, at 11:00 a.m. (Israel time) for the following purposes:

1.
To elect six members to the Board of Directors of the Company for the coming year, and to approve the terms of compensation of the two new members of the Board of Directors, Mr. Yoav Chelouche and Ms. Rony Ross;

2.	To appoint Ms. Iris Avner for a three-year term as an external director and to approve the terms of her compensation;

3.	To appoint Mr. Amir Elstein as the Chairman of the Board of Directors and his terms of compensation;

4.
To approve an amended compensation policy for the Company's directors and officers, in accordance with the requirements of the Israeli Companies Law (including Amendment No. 20 to the Companies Law), in the form attached to the annexed Proxy Statement as Exhibit A;

5.	To approve an increase in the annual base salary of our chief executive officer, Mr. Russell Ellwanger;

6.	To approve an equity grant to our chief executive officer, Mr. Russell Ellwanger, subject to the approval of Proposal 4;

7.	To approve renewal of the directors’ and officers’ liability insurance policy, which shall be presented and brought for approval only if Proposal 4 is not approved;

8.
To approve the appointment of Brightman Almagor & Co. (a member of Deloitte Touche Tohmatsu International) as the independent public accountant of the Company for the year ending December 31, 2016 and for the period commencing January 1, 2017 and until the next annual shareholders' meeting, and to further authorize the Audit Committee of the Board of Directors to determine the remuneration of such auditors; and

9.	To receive the board and management's report on the business of the Company for the year ended December 31, 2015, and to transact such other business as may properly come before the Meeting.

Shareholders of record at the close of business on May 31, 2016, are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.  Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange ("TASE") may either vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, send such certificate along with a duly executed proxy to the Company at Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 23105, Israel, Attention: Associate General Counsel, or vote electronically via the electronic voting system of the Israel Securities Authority after receiving a personal identifying number, an access code and additional information regarding the Meeting from the member of the TASE and after carrying out a secured identification process, up to six hours before the time set for the Meeting.

By Order of the Board of Directors, Amir Elstein Chairman of the Board May 25, 2016

PROXY STATEMENT

TOWER SEMICONDUCTOR LTD.
Shaul Amor Street, Ramat Gavriel Industrial Park
P.O. Box 619
Migdal Haemek 23105, Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held On June 30, 2016

The enclosed proxy is being solicited by the board of directors (the "Board of Directors") of Tower Semiconductor Ltd. (the "Company" or "Tower") for use at our Annual General Meeting of Shareholders (the "Meeting") to be held on Thursday, June 30, 2016, or at any postponement or adjournment thereof. The record date for determining shareholders entitled to notice of, and to vote at, the Meeting is established as of the close of business on May 31, 2016.

As of April 30, 2016, we had outstanding 86,255,907 of our ordinary shares, nominal value New Israeli Shekels ("NIS") 15.00 (the "Ordinary Shares").

 We expect to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about May 31, 2016.   We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in this Proxy Statement and accompanying Notice of Meeting, a shareholder may vote in favor of, against, or may abstain from voting on, any of the proposals. Shareholders should specify their choices on the accompanying proxy card. If no specific instructions are given with respect to the matters to be acted upon, the shares represented by a signed proxy will be voted FOR proposals 1, 3, and 8 which are set forth in the accompanying Notice of Meeting. Alternatively, shareholders who hold the Company's ordinary shares through a TASE member may vote electronically via the electronic voting system of the Israel Securities Authority (the "Electronic System") after receiving a personal identifying number, an access code and additional information regarding the Meeting from the relevant member of the TASE and after carrying out a secured identification process, up to six hours before the time set for the Meeting. We are not aware of any other matters to be presented at the Meeting other than the proposals set forth in this Proxy Statement and the accompanying Notice of Meeting.

Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by: (i) giving written notice to us of such revocation; (ii) voting in person at the Meeting or requesting the return of the proxy at the Meeting; or (iii) executing and delivering to us a later-dated proxy. Written revocations and later-dated proxies should be sent to: the Company at Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 23105, Israel, Attention: Associate General Counsel.

Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. Subject to the terms of applicable law, two or more shareholders present, personally or by proxy, who hold or represent together at least 33% of the voting rights of our issued share capital will constitute a quorum for the Meeting. If within half an hour from the time scheduled for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week, to July 6, 2016 at the same hour and place, without it being necessary to notify the shareholders. If a quorum is not present at the adjourned date of the Meeting within half an hour of the time scheduled for the commencement thereof, subject to the terms of applicable law, the persons present shall constitute a quorum.

Each of Proposals to be presented at the Meeting requires the affirmative vote of shareholders present in person, by proxy or voting via the Electronic System, and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to each such proposal. Furthermore, under the Israeli Companies Law, the approval of each of Proposals 2, 4, 5, 6 and 7 (where Proposal 7 shall be presented and brought for approval only in the event that Proposal 4 is not approved) requires that either: (i) said majority include at least a majority of the voting power of the non-controlling and non-interested shareholders (but with respect to Proposal 2 including as non-interested, interested shareholders whose interest is not a result of an affiliation with a controlling shareholder) who are present in person or by proxy and vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders (but with respect to Proposal 2 including as non-interested, interested shareholders whose interest is not a result of an affiliation with the controlling shareholder) does not exceed 2% of all the voting power in the Company.

Shareholders are requested to notify us whether or not they have a "Personal Interest" in connection with each of Proposals 2, 4, 5, 6 and 7  (please see the definition of the term "Personal Interest" under the description of Proposal 2). Please note that shareholders voting through proxy cards or via the Electronic System are required notify as whether they have Personal Interest when voting. If any shareholder casting a vote in connection hereto does not notify us whether or not they have a Personal Interest with respect to each of Proposals 2, 4, 5, 6 and 7, their vote with respect to such proposals will be disqualified.

PRINCIPAL SHAREHOLDERS

The following information, as of April 30, 2016, concerns the beneficial ownership of Ordinary Shares by any person who is known to own at least 5% of our Ordinary Shares. On such date, 86,255,907 Ordinary Shares were issued and outstanding. The voting rights of our major shareholders do not differ from the voting rights of other holders of our Ordinary Shares.

Unless otherwise noted, the information set forth below calculates beneficial ownership as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, under which all Ordinary Shares which a person has the right to acquire upon exercise or conversion of securities exercisable for or convertible into Ordinary Shares are treated as beneficially owned and as outstanding for calculation of that person’s beneficial interest but which does not treat as outstanding Ordinary Shares which are issuable upon such exercise or conversion by other persons .We also disclose information regarding the percentage ownership of these persons on a fully diluted basis, assuming that all currently outstanding securities to purchase Ordinary Shares, other than those which cannot be calculated as of the date of this proxy statement, have been exercised by all holders.

Based on Schedule 13D/A filed with the SEC by Kirby Enterprises, Inc., (“Kirby”) on March 9, 2016, it beneficially owns  approximately 6.7 million Ordinary Shares , which represent 7.7% of the  beneficial and outstanding Ordinary Shares and 6.2% on a fully diluted basis.

Based on information provided by Senvest Management, LLC, it holds approximately 6.6 million Ordinary Shares as of March 31, 2016, which represent 7.7% of the beneficial and outstanding  ownership of all Ordinary Shares and 6.2% on a fully diluted basis.

Based on Schedule 13G filed by RS Investment Management Co. LLC on February 12, 2016, it holds approximately 4.5 million Ordinary Shares, which represent 5.3% of the beneficial and outstanding ownership of all Ordinary Shares and 4.2% on a fully diluted basis,

Pursuant to the Israeli Companies Law, 1999 and regulations promulgated thereunder (the "Companies Law"), the Company is required to present information regarding officers’ compensation. Alternatively, the Company may incorporate such information in its proxy statement by reference to its reports filed under the laws of a country in which its securities are registered for trading if such reports include the said information in the manner prescribed under the Companies Law. Accordingly, the said information is incorporated herein by reference to the Company's annual report for the year ended December 31, 2015 as filed on Form 20-F.

MATTERS RELATING TO THE ANNUAL GENERAL MEETING

At the Meeting, the shareholders will be asked to vote on the following proposals:

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Our Board of Directors is currently comprised of eight members, six of whom are elected to the Board of Directors until our next annual meeting and two of whom are external directors who are appointed by our shareholders for fixed terms pursuant to the Israeli Companies Law. Of the six directors who were elected to serve on our Board of Directors until our next annual meeting, four directors (Mr. Amir Elstein, Mr. Kalman Kaufman, Ms. Dana Gross and Mr. Rami Guzman) were appointed by the Company’s previous annual shareholder meeting (the “Incumbent Directors”) and two new additional directors (Mr. Yoav Chelouche and Ms. Rony Ross) were appointed by the Board of Directors in replacement of directors who resigned (the “New Directors”). The Board of Directors has nominated the four Incumbent Directors and two New Directors, all named below, for election at the Meeting to serve as directors until the next annual meeting or until their respective successors are duly elected and have qualified.

The proxy allows shareholders to separately vote with respect to the election of each nominee for director. If a properly executed proxy does not give specific instructions with respect to the election of the directors, the persons named as proxies therein will vote the Ordinary Shares covered thereby FOR the election of all nominees under this Proposal 1. If any of such nominees is unable to serve (which event is not anticipated), the persons named as proxies in the proxy will vote the Ordinary Shares for the election of such other nominees as the Board of Directors may propose.

Set forth below are the names of, and certain other information concerning, the nominees for election as directors at the Meeting:

Amir Elstein was appointed as Chairman of the Board in January 2009.  Mr. Elstein serves as Director in the Board of Directors of Teva Pharmaceutical Industries Ltd. During 2010-2013, Mr. Elstein served as Chairman of the Board of Directors of Israel Corporation, which has been a major shareholder of the Company from 1993 until 2013. Mr. Elstein serves as Chairman of the Israel Democracy Institute, and as Chairman of the Board of Governors of the Jerusalem College of Engineering. He also serves as chairman/member of the board of several non-governmental organizations in academic, scientific and educational, social and cultural institutions. Mr. Elstein was a member of Teva Pharmaceutical Industries senior management team from 2005 to 2008, where he ultimately held the position of the Executive Vice President at the Office of the CEO, overseeing Global Pharmaceutical Resources. Prior thereto, he was an executive at Intel Corporation, where he worked for 23 years, eventually serving as General Manager of Intel Electronics Ltd., an Israeli subsidiary of Intel.  Mr. Elstein received his B.Sc. in physics and mathematics from the Hebrew University in 1980 and his M.Sc. in the Solid State Physics Department of Applied Physics from the Hebrew University in 1982. In 1992, Mr. Elstein received his diploma of Senior Business Management from the Hebrew University.

Kalman Kaufman has served as an independent director and as a member of our Stock Option and Compensation Committee from May 2008 until February 2013 and as chairman from February 2011 until February 2013. Mr. Kaufman has served as a member of our Audit Committee from August 2005.  Mr. Kaufman also served as Corporate Vice President at Applied Materials from 1994 to 2005.  Between 1985 and 1994, Mr. Kaufman served as President of KLA Instruments Israel, a company he founded, and General Manager of Kulicke and Soffa Israel.  Mr. Kaufman is currently the Chairman of the board of directors of Medasense and Invisia, and serves as a director in Optimal Test and is a member of the management board of the Kinneret College.  He holds engineering degrees from the Technion - Israel Institute of Technology.

Dana Gross has served as an independent director since November 2008, as a member of the Compensation Committee since February 2013 and has served as a director on the board of Jazz Semiconductor, Inc., our wholly owned subsidiary, since March 2009.  Mrs. Gross was the CFO of eToro, a FinTech company that developed a Social Investment network from 2014 to 2016, and the  CEO of Btendo, a start-up company that developed MEMS based PICO projection solutions, until it was acquired by ST Microelectronic in 2012.  In 2008, Mrs. Gross joined Carmel Ventures, a leading Israeli Venture Capital firm as a Venture Partner. From 2006 to 2008, Mrs. Gross was a Senior VP, Israel Country Manager at SanDisk Corporation.  From 1992 to 2006, Mrs. Gross held various senior positions at M-Systems, including Chief Marketing Officer, VP World Wide Sales, President of M-Systems Inc. (US Subsidiary) and CFO, VP Finance and Administration.  In addition, Mrs. Gross served as a director of M-Systems Ltd., Audiocodes Ltd. and Power Dsine Ltd.  Mrs. Gross holds a B.Sc. in industrial engineering from Tel-Aviv University and an M.A. in business administration from San Jose State University.

Rami Guzman has served as a director since February 2009 and has served as a member of our Audit Committee since August 2011.  Mr. Guzman is a member of professional committees in the Israel Credit Insurance Company and the Israel Infrastructure Fund, and consultant and advisor to technology based companies. Mr. Guzman held various senior positions at Motorola Inc. and Motorola Israel Ltd. since 1985, including VP of Motorola Inc. and Director of Motorola Israel Ltd. In addition, until July 2004, Mr. Guzman was the CFO of Motorola Israel Ltd. Mr. Guzman was also a director in Bank Leumi from 2005 to 2011 and from 2012 to 2015.  Prior to joining Motorola, Mr. Guzman worked for the Ministry of Finance first as senior assistant and deputy to the Director of the Budget and then as Government-wide MIS and IT Commissioner. Mr. Guzman holds a B.A. in economics (1963) and an M.A. in business and public administration (1969) from the Hebrew University of Jerusalem. He was a Research Fellow at Stanford University and Stanford Research Institute, California, USA, and completed Ph.D. studies at the Hebrew University of Jerusalem.

Yoav Z. Chelouche was appointed to the Board of Directors in April 2016.  Mr. Chelouche serves as Managing Partner of Aviv Ventures since Aviv’s inception in 2001.  Between 1995 and 2001, Mr. Chelouche served as President & CEO of Scitex Corp.  He was until 2015 co-chairman of Israel Advanced Technology Industries.  He currently serves on the Board of Directors of Checkpoint Software Technologies (NASDAQ:CHKP) and the Tel-Aviv Stock Exchange (TASE). He is currently a board member of Aviv’s portfolio companies: MGVS, Fricso, Briefcam, ScaleMP, APOS Therapeutics and Optimal Test.  Mr. Chelouche also previously served as Chairman of several public companies. He holds a B.A. in economics and statistics from Tel-Aviv University and an MBA from INSEAD, Fontainebleau, France.

Rony Ross was appointed to the Board of Directors in May 2016.  Ms. Ross serves as chairperson of Panorama Software since 2003, after having served as chief executive officer of Panorama Software Systems from 1993 until 2003.  From 1988 until 1993, Ms. Ross served as VP of Development of Metalsoft, Inc. and later as chief executive officer of Metalsoft Israel, Ltd.  Between 1983 to 1986, she served as business development manager of Contahal Ltd. and from 1980 until 1983, she served as computer systems and information technology manager in Kitan Ltd.  Ms. Ross previously served on several boards and board committees, including Israel Railways freight subsidiary Isorad, Ltd., Radcom, Fundtech and Clal Electronics Industries.  Ms. Ross holds a B.S. in mathematics from Tel-Aviv University, an M.Sc. in computer science from the Weitzman Institute, and an MBA from Tel-Aviv University.

Each of the Compensation Committee and the Board of Directors of the Company have approved, and the Board of Directors recommends that, subject to their appointment as directors pursuant to this Proposal 1, the New Directors receive compensation on the same terms as the Incumbent Directors in accordance with the previously shareholder-approved compensation policy. These terms provide for annual fees and participation (per meeting) fees equal to the maximum compensation permitted to be paid to external directors under the regulations promulgated under the Israeli Companies Law that govern the payment to external directors (Companies Law Regulations (Rules Regarding the Remuneration and Expenses of External Directors) – 2000 (the “Remuneration Regulations”) and Companies Law Regulations (Matters Which Are Not Deemed Affiliation – 2006 (the "Non-Affiliation Regulations"), as amended by regulations providing special concessions to dual-listed companies), and reimbursement for travel expenses in accordance with the Company's travel reimbursement policy for directors as permitted by the Remuneration Regulations. With respect to the New Directors, each of the Compensation Committee and the Board of Directors of the Company have approved that, and the Board of Directors recommends that, in lieu of receiving a grant of 10,000 options which would vest over a three year period as the Incumbent Directors received, it is beneficial to the Company and a move toward best practice for the two New Directors to each receive a grant of 3,334 Restricted Stock Units (RSUs) on the date of their election to the Board by the shareholders of the Company, of which half would vest at the end of the second year from the date of grant and the remaining half would vest at the end of the third year from the date of grant.

In addition, all directors are party to an indemnification agreement with the Company in the form previously approved by the shareholders on August 11, 2011 for all directors, and are covered by the Company’s directors and officers insurance coverage which provides coverage for all directors of the Company, as in effect from time to time.

A vote by a shareholder FOR a New Director will also be a vote approving the terms of compensation of such New Director.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

 "RESOLVED that each of Mr. Amir Elstein,  Mr. Kalman Kaufman, Ms. Dana Gross, Mr. Rami Guzman, Mr. Yoav Chelouche and Ms. Rony Ross are hereby elected to serve as members of the Board of Directors of the Company until the next annual meeting of shareholders or until their respective successors are duly elected, and to approve the terms of compensation of the New Directors as set forth in Proposal 1 of the Proxy Statement.

The election of each of the nominees, and with respect to the New Directors, the approval of their terms of compensation, require the affirmative vote of shareholders present in person or by proxy or voting via the Electronic System and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to the election of such director.

PROPOSAL NO. 2

PROPOSAL TO APPOINT AN EXTERNAL DIRECTOR FOR A
THREE-YEAR TERM AND APPROVE THE TERMS OF HER COMPENSATION

The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint no less than two external directors. Pursuant to a recently enacted amendment to the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 2000 (the "Regulations"), Israeli public companies (i) whose shares are listed in a foreign securities exchange which is referenced in the Regulations, (ii) which do not have a controlling shareholder, and (iii) which comply with the requirements of the relevant foreign securities laws and stock exchange regulations applicable to domestic issuers governing the appointment of independent directors and composition of the audit committee and compensation committee (the "Foreign Rules"), may opt to follow the Foreign Rules instead of complying with the Companies Law provisions relating to external directors and composition of the audit committee and compensation committee. As of the date hereof, the Company is examining and assessing the implications of opting into the Foreign Rules. If the Company does decide to opt into the Foreign Rules, the external directors holding office as of the date of the decision will continue to hold office until the earlier of (i) the end of their respective three-year terms, or (ii) the second annual general meeting following the Company's decision to opt into the Foreign Rules.

No person may be appointed as an external director if the person is a relative of the controlling entity of the company, or if the person or the person’s relative, partner, employer, direct or indirect supervisor or any entity under the person’s control, (i) has or had, within the two years preceding the date of the person’s appointment to serve as external director, any affiliation with the company or any entity controlling, controlled by or under common control with the company or a relative of such controlling entity (and in a company which does not have a controlling shareholder or a shareholder who holds 25% or more of the voting shares of the company, also had an affiliation with any person who on the date of appointment as an external director is the chairman of the board, the chief executive officer, a material shareholder or the most senior financial officer), or (ii) has any commercial or professional relationship, even if such is not regular and ongoing, with any such entity or person to whom an external director cannot have any affiliation. The term “affiliation” includes:

•	an employment relationship;
•	a business or professional relationship maintained on a regular basis;
•	control; and
•	service as an office holder.

A person shall be qualified to serve as an external director only if he or she possesses accounting and financial expertise or professional qualifications.

No person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. If, at the time external directors are to be appointed, all current members of the board of directors that are not controlling shareholders or their relatives are of the same gender, then at least one external director must be of the other gender. The initial term of an external director is three years and may be extended for additional three-year periods.

External directors generally may not be removed until they complete their three year term. However, in instances for which it may be necessary to remove an external director, the external directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company.

Mr. Alex Kornhauser and Mr. Ilan Flato currently serve as our external directors. Mr. Kornhauser’s term expires in June 2017 and Mr. Flato’s term expires in April 2018. If Ms. Avner’s appointment as an external director is approved as proposed in this Proposal 2, the Company would have three serving external directors.

Set forth below is certain information concerning Ms. Avner:

Iris Avner serves as Chief Executive Officer of Nika Holdings, Ltd. Between 2008 to 2015, Ms. Avner served as Managing Partner of Mustang Mezzanine Fund, L.P. and served on Mustang’s board of directors from 2014 until 2015.  From 1996 until 2008, she served as Chief Executive Officer of Mizrahi Tefahot Capital Markets Ltd. and from 1996 until 2005, served as Senior Credit Officer & Deputy CEO of Mizrahi Tefahot Bank. In addition, from 1997 until 2002, she served as Assistant Professor and external lecturer in the Executive MBA Program in Tel Aviv University.  From 1988 until 1996, Ms. Avner held various positions at Israeli Discount Bank including Senior Credit Officer and Senior Economist.   She previously served on several boards and board committees in Israel and abroad, both as director and chairperson.  Ms. Avner holds a B.A. in accounting and economics from Hebrew University and an MBA from Tel-Aviv University.

Ms. Avner has declared and confirmed that she has the requisite accounting and financial expertise and professional qualifications under the External Director Qualification Regulations.  In addition, Ms. Avner qualifies as an independent director under NASDAQ Marketplace Rules. If the Company were to elect to opt into the exemption under the Regulations, Ms. Avner will no longer serve as an external director but will continue to serve and may continue to qualify as an independent director under the Nasdaq Listing Rules.

Upon her appointment, Ms. Avner will receive annual fees, participation fees and reimbursement for travel expenses at the same terms as the other external directors currently receive as follows (i) annual fees and participation (per meeting) fees to the maximum extent permitted under the  Remuneration Regulations and the Non-Affiliation Regulations, as amended by regulations providing special concessions to dual-listed companies, and (ii) reimbursement for travel expenses in accordance with the Company's travel reimbursement policy for directors as permitted by the Remuneration Regulations.

In addition, in accordance with the shareholders’ approval on April 8, 2015 of a grant of 10,000 options to purchase Ordinary Shares of the Company to all our directors, including our two currently serving external directors, and pursuant to Section 8A(b)(2) of the Remuneration Regulations, which requires the Company to pay to all its external directors the same compensation, it is proposed to grant to Ms. Avner 10,000 stock options which would vest over a three year period from the date of grant, half of which would vest at the end of the second year from the date of grant and the remaining half would vest at the end of the third year from the date of grant. The date of grant shall be the date upon which the options grant is duly approved by the shareholders.

Each of the Compensation Committee and the Board of Directors of the Company will convene to approve the grant of options to Ms. Iris Avner prior to the Meeting and the grant of the stock options will be subject to the approval of the Compensation Committee and the Board of Directors of the Company, in addition to the approval of the shareholders at the Meeting.

A vote by a shareholder FOR the appointment of Ms. Avner as an external director will also be a vote approving the terms of her compensation.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

 “RESOLVED to elect Ms. Iris Avner for appointment to the Board as an external director of the Company for a three-year term and to approve the terms of her compensation as set forth in Proposal 2 of the Proxy Statement.”

The election of Ms. Iris Avner as an external director of the Company and approval of her compensation as proposed in this Proposal 2 requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal. Furthermore, under the Israeli Companies Law, the approval of this Proposal 2 requires that either: (i) said majority include at least a majority of the voting power of the non-controlling and non-interested shareholders (but including interested shareholders whose interest is not as a result of an affiliation with the controlling shareholder) who are present in person or by proxy and who vote on such proposal or who vote through the Electronic System; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders (including interested shareholders whose interest is not as a result of an affiliation with the controlling shareholder) does not exceed 2% of all the voting power in the Company.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card or through the Electronic System is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 2 as a condition for his, her or its vote to be counted with respect to this Proposal 2. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 2, his, her or its vote with respect to this Proposal 2 will be disqualified. For this purpose, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding a personal interest arising solely from the fact of holding shares in the Company or in a body corporate. A shareholder will also be deemed to have a Personal Interest if it provides a proxy to another person who – in turn - has a Personal Interest.  If you do not have a Personal Interest in the above matter being presented to the shareholders, you may assume that using the form of proxy enclosed herewith will not create a Personal Interest.

PROPOSAL NO. 3

PROPOSAL TO APPOINT MR. AMIR ELSTEIN AS THE CHAIRMAN OF THE
BOARD OF DIRECTORS AND HIS TERMS OF COMPENSATION

Pursuant to a provision of the Company's Articles of Association, our shareholders are to appoint a member of the Board of Directors to serve as its Chairman. The Board of Directors nominated Mr. Amir Elstein to continue to serve as the Chairman of the Board of Directors of the Company until the next annual meeting of the shareholders or until his successor is duly appointed.  In accordance with the previously shareholder-approved compensation policy, the Compensation Committee and Board of Directors have considered and approved that the overall level of compensation provided to the chairman remains appropriate and will continue to be capped at $600,000 per annum.  Effective January 1, 2016, half of Mr. Elstein’s compensation will be paid in monthly cash installments of $25,000 (gross) each and be subject to applicable withholding taxes, and the remaining half in time-vested Restricted Stock Units (RSUs) of which one-third shall vest each year over the following three years. With respect to the abovementioned cash installments, if the above is approved by the shareholders, Mr. Elstein will receive a lump sum payment equal to the number of months that have elapsed since January 1, 2016, and subsequently will receive regular monthly payments per the above going forward.  Mr. Elstein had previously received a grant of options for the years 2013-2015, which was approved by the shareholders in January 2014 in an aggregate value of $1.8 million as of the date of grant which is the total of three times the annual remuneration cap of $600,000, which options had a three year vesting schedule, vesting 50% on the date of the second anniversary from the date of grant and 50% on the date of the third anniversary from the date of grant.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

"RESOLVED to appoint Mr. Amir Elstein as the Chairman of the Board of Directors to serve until the next annual meeting of the shareholders or until his successor shall be duly appointed and approve the terms of his compensation as set forth in Proposal 3 of the Proxy Statement."

The reappointment of Mr. Amir Elstein as the Chairman of the Board of Directors requires the affirmative vote of shareholders present in person or by proxy or voting via the Electronic System and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal.

The Board of Directors, with the exception of Mr. Elstein who expresses no recommendation as to the vote on the above proposal, recommends that the shareholders vote "FOR" the appointment of Mr. Amir Elstein as the Chairman of the Board of Directors to serve until the next annual meeting or until his successor shall be duly appointed and the terms of his compensation.

PROPOSAL NO. 4

PROPOSAL TO APPROVE AN AMENDED
COMPENSATION POLICY

As required by the Companies Law, the Company has adopted a compensation policy for the Company's directors and officers, in accordance with the requirements of the Israeli Companies Law. Our compensation policy was approved at a special general meeting held in September 2013 (the "Policy"). Pursuant to the Israeli Companies Law, the Policy must be reviewed from time to time by our Compensation Committee and Board of Directors and must be re-approved once every three years by the Board of Directors, after considering the recommendations of the Compensation Committee, and by the Company’s shareholders. Any amendment to the Policy requires the same approvals. To the extent not approved by shareholders, the Compensation Committee and the Board of Directors may nonetheless approve the Policy, following re-discussion of the matter and for specified reasons, provided such approval is in the best interests of the Company.

In light of the experience gained in the implementation of the Policy as well as the changes in the Company's global business activities and its environment since the adoption of the Policy in September 2013, certain changes are proposed to be included in the proposed amended Policy. If the amended Policy is approved, then according to the Israeli Companies Law, the amended Policy must be re-approved by shareholders within three years of such date.

The Compensation Committee and the Board of Directors of the Company reviewed and reassessed the adequacy of the Policy.  The Compensation Committee and Board of Directors resolved that the Policy shall be reapproved with a few amendments, as attached hereto as Exhibit A, to reflect primarily the updated terms of the CEO’s compensation and renewal of the directors’ and officers’ liability insurance policy.

When considering the amended Policy, the Compensation Committee and the Board of Directors considered numerous factors, including the relevant matters and provisions set forth in the Israeli Companies Law, and reviewed various data and other information they deemed relevant. In preparing the amended Policy, the Company engaged the services of a leading global consultancy, which provided the Company with a peer group and carried out a compensation benchmarking exercise based on this peer group. The Company worked closely with this firm and drafted its amended Policy taking into account the compensation best practices to ensure an appropriate and balanced compensation policy is in place at the Company. As it did in adopting  the Policy in September 2013, in recommending and approving the amended Policy, our Compensation Committee and Board of Directors considered various factors, including, among others, the Company's objectives, business plan and its policy with a long-term view; our business risks management; our size and nature of operations; the relevant office holder's contribution to achieving our corporate objectives and increasing profits; and with respect to variable elements of compensation, the relevant office holder’s contribution to achieving corporate objectives and increasing profits, with a long-term view and in accordance with his or her role at the Company. The changes introduced in the amended Policy are designed to adapt to the changes in the Company's activities and environment as well as improve our competitive position.  More specifically, (i) the change in section 4.2 and in the definition of Equity FMV (which is used in Sections 4.2, 14.3 and 22) allows for the cap on equity grants to officers (excluding directors) to apply to annual grants as opposed to grants over three years, (ii) the change in sections 9.4, 10.1 and 10.2 are to delete provisions that referred solely to the 2013 annual bonus program, and (iii) the changes in the insurance section are to allow for increased Company coverage under the proposed directors’ and officers’ policy for renewal as set forth in Proposal 7.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED to approve the amended Compensation Policy, in the form attached as Exhibit A to the Company’s Proxy Statement.”

The approval of this Proposal 4 requires the affirmative vote of shareholders present in person or by proxy or voting through the Electronic System, and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal. Furthermore, under the Israeli Companies Law, the approval of such proposal requires that either: (i) said majority include more than half of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on such proposal or voting through the Electronic System; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all the voting power in the Company.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 4 as a condition for his or her vote to be counted with respect to this Proposal 4. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 4, his, her or its vote with respect to this Proposal 4 will be disqualified. If you do not have a Personal Interest in the above matter being presented to the shareholders, you may assume that using the form of proxy enclosed herewith will not create a Personal Interest.

The Board of Directors recommends that the shareholders vote “FOR” the approval of the Compensation Policy as set forth above.

PROPOSAL NO. 5

PROPOSAL TO APPROVE AN INCREASE IN THE BASE SALARY OF OUR
CHIEF EXECUTIVE OFFICER, MR. RUSSELL ELLWANGER

Mr. Russell Ellwanger has served as the Company’s Chief Executive Officer since May 2005 and serves as Chairman of the Board of Directors of the Company’s subsidiaries, Jazz Semiconductor, Inc., TowerJazz Panasonic Semiconductor Co., Ltd., and TowerJazz Texas, Inc.  He also served as a director of the Company between May 2005 and April 2013.  Under the Companies Law, the terms of service of our CEO and modifications to such terms of service, require the approval of the Compensation Committee, Board of Directors and shareholders of the Company by special majority (as set forth below), in such order.

Each of the Compensation Committee and the Board of Directors of the Company approved an increase in Mr. Ellwanger’s base salary, which is in compliance with the Company's Compensation Policy.

It is proposed to increase Mr. Ellwanger’s annual base salary to $725,000 from $680,000 once approved effective from January 1, 2016 as required under the Companies Law. Mr. Ellwanger’s last salary adjustment was in 2013 and since then, the Company has significantly increased in size, both financially and operationally. Mr. Ellwanger is a US resident who relocated to Israel in 2005 to take the position as CEO of the Company.  His professional experience, skills and knowledge of all aspects of the semiconductor industry, including technical know-how, operational expertise and market familiarity, make Mr. Ellwanger unique in his capabilities and ability to allow the Company to compete and succeed in gaining market share and improve its financial performance since the commencement of his employment.  It is the view of the Compensation Committee and the Board of Directors that Mr. Ellwanger's compensation should be competitive with the Company's global peer companies, many of which are located in the US, where this proposed level of annual compensation is in line with the benchmark of such peer group companies.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED to approve the increase in annual base salary of our chief executive officer, Mr. Russell Ellwanger, as described in Proposal 5 of the Proxy Statement.”

The approval of the above Proposal 5 requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal. Furthermore, under the Israeli Companies Law, the approval of such proposal requires that either: (i) said majority include more than half of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all the voting power in the Company.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 5 as a condition for his or her vote to be counted with respect to this Proposal 5. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 5, his, her or its vote with respect to this Proposal 5 will be disqualified. For this purpose, if you do not have a Personal Interest in the above matter being presented to the shareholders, you may assume that using the form of proxy enclosed herewith will not create a Personal Interest.

According to the Companies Law, Proposal 5 may nonetheless be approved by the Company despite shareholder rejection, provided that the Compensation Committee and thereafter the Board of Directors determined that Proposal 5 is not prejudicial to the welfare of the Company and decided to reapprove Proposal 5, based on detailed reasoning, and after having re-examined the proposal and taken, inter alia, the shareholder rejection into consideration.

The Board of Directors recommends that the shareholders vote “FOR” the approval of an increase in the annual base salary to our chief executive officer, Mr. Russell Ellwanger, as described above.

PROPOSAL NO. 6

PROPOSAL TO APPROVE AN EQUITY GRANT TO OUR CHIEF EXECUTIVE
OFFICER, MR. RUSSELL ELLWANGER, SUBJECT TO THE APPROVAL OF PROPOSAL 4

Each of the Compensation Committee and the Board of Directors of the Company approved the grant of options and RSUs as specified below to our chief executive officer, Mr. Ellwanger, which is in compliance with the Company's amended Policy which has been proposed for approval by the shareholders under Proposal 4 above and subject thereto.

The last equity grant made to Mr. Ellwanger was in September 2013 following the approval of the Company’s Compensation Policy. The last tranche of the option award vests in September 2016. The Compensation Committee and Board now propose to grant Mr. Ellwanger equity in a value of US$1,180,000, which is comprised of 70% options and 30% time vested RSUs, both awards vesting over a three-year period.  In addition, the Compensation Committee and the Board have approved to grant the CEO performance-based RSUs in a value of $180,000 that will be earned by the CEO only in the event a financial corporate performance metric is attained. The Company will disclose the performance measure and the amount earned in its next 20-F filing.  The date of grant shall be the date of Board approval on April 19, 2016. The exercise price of said options shall be $12.18, calculated based on the average closing price of the Company's share during the 30 trading days in NASDAQ prior to the date of the grant but shall not be lower than the nominal value of the Company's Ordinary Shares, unless otherwise determined by the Board of Directors in accordance with the provisions set forth in the Company's option plan.  All other terms of the grant shall be as set forth in the Company's amended Policy and in accordance with the applicable option plan of the Company.

The proposed equity grant described above is in accordance with the requirement in the Company’s Compensation Policy that the aggregate amount outstanding of all equity based compensation grants at any time to all of the directors and employees, including the CEO, shall not be in excess of 10% of the Company's share capital on a fully diluted basis.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, subject to the approval of Proposal 4, to approve the equity grant to our chief executive officer, Mr. Russell Ellwanger, as described in Proposal 6 of the Proxy Statement.”

The approval of this Proposal 6 requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal. Furthermore, under the Israeli Companies Law, the approval of such proposal requires that either: (i) said majority include more than half of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all the voting power in the Company.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 6 as a condition for his or her vote to be counted with respect to this Proposal 6. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 6, his, her or its vote with respect to this Proposal 6 will be disqualified. If you do not have a Personal Interest in the above matter being presented to the shareholders, you may assume that using the form of proxy enclosed herewith will not create a Personal Interest.

The Board of Directors recommends that the shareholders vote “FOR” the approval of the proposed equity grant to our chief executive officer, Mr. Russell Ellwanger, as described above.

PROPOSAL NO. 7

PROPOSAL TO APPROVE RENEWAL OF THE DIRECTORS’ AND
OFFICERS’ LIABILITY INSURANCE POLICY

This Proposal 7 shall be brought for shareholders' approval at the Meeting only in the event that Proposal 4 is not approved by the shareholders at the Meeting. In the event that Proposal 4 is approved, this Proposal 7 shall be disregarded and will not be brought for shareholders’ approval.

The Compensation Committee and Board of Directors approved renewal of the Company’s directors’ and officers’ liability insurance policy with coverage up to $70 million for the benefit of both the Company and its directors and officers and, in addition, up to $10 million covers only Japan related claims ("General Policy") for 12 months.  Additionally, the Company purchased an insurance policy with total coverage of up to $35 million, which provides coverage for the Company's directors and officers only in situations where coverage under the General- Policy has been exhausted or is otherwise insufficient or unavailable ("Side A Policy", and together with the General Policy, the "D&O Policy").  In circumstances where payment is due to the Company and an insured director/officer under the General Policy, payment will first be made in full to such insured director/officer and the balance, if any, will be made to the Company. The premium for said policy is approximately $500,000 and the policy contains coverage for the directors and officers of the Company’s subsidiaries as well.

In their review and approval of the D&O Policy, the Compensation Committee and Board of Directors took into consideration the following factors:

•	the benchmark data for public companies with similar market cap size and in order to align the Company’s coverage with that of similar companies in the market;
•	the educational, professional experience and accomplishments of the Company's office holders who will be covered by the D&O Policy, if approved;
•	the position, responsibilities and prior compensation arrangements with the Company's office holders who will be covered by the D&O Policy, if approved; and
•
the ratio between the compensation (including such attributed to the D&O Policy, if approved) of the office holders who will be covered by the D&O Policy, if approved, and the average and median compensation of the Company’s employees and contractors, as well as whether such ratio has an effect on employment relations in the Company.

The D&O Policy complies with the amended Policy which was approved by the Compensation Committee and Board of Directors and brought for shareholders' approval as required pursuant to the Israeli Companies Law in Proposal 4 above. If Proposal 4 above is approved, the adoption of the D&O Policy does not require shareholders' approval in accordance with the provisions of the Israeli Companies Law and as stated above, this Proposal 7 shall not be presented and brought for shareholders' approval.

If Proposal 4 is not approved by the shareholders, the Policy approved by the shareholders in September 2013 shall continue to apply. While the terms of the D&O Policy do deviate from the Policy approved in 2013, in accordance with the Israeli Companies Law, the Compensation Committee, Board of Directors and shareholders can nonetheless approve such new terms subject to proper approvals by the Company’s Compensation Committee, Board of Directors and shareholders as set forth under this Proposal 7. For the purpose hereof, such requirements include receiving the approval of the Compensation Committee and Board of Directors, which approval is given after having weighed, inter alia, the considerations set forth in Section 267B(a) of the Israeli Companies Law, and taking into consideration the factors set forth in Part A of Annex A to the Israeli Companies Law. In addition, the approval of the shareholders with a special majority vote, as further detailed below, is required. For the purpose hereof, and in order to comply with the requirements set forth in the Israeli Companies Law for the approval of the D&O Policy in this instance, as detailed above, the Compensation Committee and Board of Directors reviewed the D&O Policy and approved its terms based on the following considerations:

•	the promotion of the advancement of the Company’s goals, its work plan and its policy with a long term view;
•	the creation of appropriate incentives for the office holders of the Company, considering, among other things, the risk management policy of the Company; and
•	the size of the Company and the nature of its operations.

In the event that Proposal 4 is not approved, the shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED to approve renewal of the D&O Policy as set forth in Proposal 7 of the Proxy Statement.”

The approval of this Proposal 7 requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal. Furthermore, under the Israeli Companies Law, the approval of such proposal requires that either: (i) said majority include more than half of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all the voting power in the Company.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 7 as a condition for his or her vote to be counted with respect to this Proposal 7. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 7, his, her or its vote with respect to this Proposal 7 will be disqualified. If you do not have a Personal Interest in the above matter being presented to the shareholders, you may assume that using the form of proxy enclosed herewith will not create a Personal Interest.

The Board of Directors recommends, that in the event that Proposal 4 is not approved, that the shareholders vote “FOR” the approval of renewal of the D&O Policy as set forth above.

PROPOSAL NO. 8

PROPOSAL TO APPROVE THE APPOINTMENT
OF INDEPENDENT PUBLIC ACCOUNTANT

The Audit Committee of the Board of Directors has authorized and approved the appointment of the accounting firm of Brightman Almagor & Co. (a member of Deloitte Touche Tohmatsu International) to serve as the Company's independent public accountant for the year ending December 31, 2015 and for the period commencing January 1, 2016 and until the next annual shareholders' meeting. The Audit Committee of the Board of Directors believes that such appointment is appropriate and in the best interests of the Company and its shareholders.  Subject to the authorization of our shareholders, the Audit Committee of the Board of Directors shall determine the remuneration of Brightman Almagor & Co. in accordance with the volume and nature of its services.

A representative of Brightman Almagor & Co. will be invited to be present at the Meeting. In addition, the fees paid to Brightman Almagor & Co. for its year 2015 audit and non-audit services were disclosed in the Company’s Annual Report on Form 20-F and shall be reported to our shareholders at the Meeting upon request.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

 "RESOLVED that the appointment of Brightman Almagor & Co. (a member of Deloitte Touche Tohmatsu International) as the independent public accountant of the Company for the year ending December 31, 2016 and for the period commencing January 1, 2017 and until the next annual shareholders' meeting, and the authorization of the Audit Committee of the Board of Directors to determine the remuneration of such auditor in accordance with the volume and nature of its services, is hereby approved."

The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy or voting via the Electronic System and voting thereon is necessary for approval of the appointment of Brightman Almagor & Co. as the independent public accountant of the Company and the authorization of the Audit Committee to determine such auditor's remuneration.

The Board of Directors recommends that the shareholders vote "FOR" the appointment of Brightman Almagor & Co. as the independent public accountant of the Company for the year ending December 31, 2016 and for the period commencing January 1, 2017, and the authorization of the Audit Committee to determine such auditors' remuneration.

REVIEW OF THE COMPANY'S BALANCE SHEET AS OF
DECEMBER 31, 2015 AND THE CONSOLIDATED STATEMENT OF
OPERATIONS FOR THE YEAR THEN ENDED

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company's Consolidated Balance Sheet as of December 31, 2015 and the Consolidated Statement of Operations for the year then ended. This financial information may be obtained from the Company's website at www.towerjazz.com under "Investor Relations". Copies will also be mailed to shareholders upon request sent to the Company at Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 23105, Israel, Attention: Associate General Counsel.

ADDITIONAL INFORMATION

Foreign Private Issuer. We are subject to the informational requirements of the United States Securities Exchange Act of 1934 (the "Exchange Act"), as amended, as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document that we file at the SEC's public reference room at 100 F Street N.E., N.W., Washington, D.C. 20549 U.S.A. Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. As a foreign private issuer, all documents which were filed after November 4, 2002 on the SEC's EDGAR system are available for retrieval on the SEC's website at www.sec.gov. These SEC filings are also available to the public on the Israel Securities Authority’s Magna website at www.magna.isa.gov.il.

As a "foreign private issuer", we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements with respect to proxy solicitations.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.  The Notice of Annual General Meeting and this Proxy Statement have been prepared in accordance with the applicable disclosure requirements in Israel.

ISA Exemption. With the exception of the reporting obligations applicable to a company organized under the laws of the State of Israel whose shares are traded on approved securities exchanges outside of Israel and in Israel as specified in Chapter Five (iii) of the Israeli Securities Law, 1968 (the "Israeli Securities Law"), we have received from the Securities Authority of the State of Israel an exemption from the reporting obligations as specified in Chapter Six of the Israeli Securities Law. We must, however, make available for public review at our offices in Israel a copy of each report that is filed in accordance with applicable U.S. law.  These documents are available for inspection at our offices at Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek 23105, Israel.

By Order of the Board of Directors, Amir Elstein Chairman of the Board Migdal Haemek, Israel May 25, 2016

EXHIBIT A

COMPENSATION POLICY

TOWER SEMICONDUCTOR LTD.

Compensation Policy for Executive Officers and Directors

A. Overview and Objectives

1.	Introduction

This document sets forth the compensation policy for Executive Officers and Directors (both as defined herein) of Tower Semiconductor Ltd. ("Tower" or the "Company"), in accordance with the requirements of the Companies Law (this "Compensation Policy" or "Policy").

Compensation is a key component of Tower’s overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals who will enhance Tower's value and otherwise assist Tower to reach its business and financial long term goals. Accordingly, the structure of this Policy is established to tie the compensation for each officer to Tower's goals and performance.

This Compensation Policy will be in effect for a period of three (3) years from the date the Policy is duly approved.

The Compensation Committee and the Board of Directors of Tower shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

In setting the compensation of the Executive Officers and Directors, the Compensation Committee and the Board of Directors shall consider, among other things, the following factors:

•	the educational, professional experience and accomplishments of the Executive Officer or Director;

•	the Executive Officer or Director's position, responsibilities and prior compensation arrangements;

•	compensation data for comparably situated executives at peer companies, including companies in the industry and/or geographic market;

•	data of other senior executives of the Company;

•	macroeconomic environment;

•	Company's own performance;

•	the Executive Officer or Director's expected contribution to the Company’s future growth and profitability;

•
the relationship between the compensation paid to the Executive Officer or Director and the average and median compensation of the Company’s employees and contractors, as well as whether such variation has an effect on employment relations; and

•	any requirements prescribed by applicable law from time to time.

2.	Objectives

Tower’s objectives and goals in setting this Compensation Policy are to maintain competitiveness by attracting, motivating and retaining highly talented and experienced personnel with the necessary capabilities to promote creativity and manage global operations. These abilities are critical to Tower's long-term success in order to provide leadership, and enhance shareholder value, while supporting a performance culture that is based on merit, motivates individuals to perform at their highest level, differentiates and rewards excellent performance, and recognizes Tower's values.  Due to Tower's unique position as an Israeli company with a global footprint, it aims to adopt compensation policies and procedures that match global companies of similar complexity, including semiconductor companies and other companies which compete with Tower for similar talent, and companies in the relevant geographical location, while complying with applicable local laws and customs as well. Executive Officers’ or Directors’ total compensation may deviate from target level where required to attract or retain individuals or reflect their respective characteristics or performance.

To that end, this Policy is designed, among others:

2.1.	To closely align the interests of the Executive Officers and Directors with those of Tower’s shareholders in order to enhance shareholder value;

2.2.	To provide the Executive Officers and Directors with a structured compensation package, including competitive salaries and performance-based cash and equity incentive programs;

2.3.	To maintain and increase the level of motivation and ambition and promote for each an opportunity to advance in a growing organization and strive for excellence;

2.4.	To provide appropriate awards for superior individual and corporate performance;

2.5.	To improve the business results and increase income and profitability over time; and

2.6.	To support the implementation of the Company's business strategy.

3.	Compensation structure and instruments

Compensation instruments under this Compensation Policy may include the following:

3.1.	Base salary;

3.2.	Benefits and perquisites;

3.3.	Performance-based cash bonuses;

3.4.	Equity based compensation; and

3.5.	Retirement, termination and other arrangements.

4.	Ratio between fixed and variable compensation

4.1.
This Policy aims to optimize the mix of Fixed Compensation and Variable Compensation  (both as defined herein) in order to, among other things, appropriately incentivize Executive Officers to meet Tower's goals while considering Tower's management of business risks;

4.2.
As a rule, the total of the Variable Compensation to be given to an Executive Officer over a calendar year relative to the Fixed Compensation shall not exceed the “Executive Ratio” which shall be 2.5 for the CEO and 2.0 for Other Executive Officers. The Executive Ratio is calculated based on the following assumptions: (i) maximal possible payments that may be made to Executive Officers under the Variable Compensation covered by this Policy (bonuses and equity); (ii) any CEO relocation related reimbursement expenses included under Fixed Compensation and assuming no relocation expenses for any Other Executive Officer; and (iii) excluding any potential sign-on bonuses for new hires.  The variable component in regard of the equity compensation reflects the Equity FMV (as defined herein) resulting from linear amortization over the vesting period.

5.	Inter-Company Compensation Ratio

In the process of composing this Policy, the possible ramifications of the Employee Ratio on the work environment in Tower were examined in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in Tower.

B. Base Salary, Benefits and Perquisites

6.	Base Salary

6.1.
The base salary varies between Executive Officers, and is individually determined according to the past performance, educational background, place of residence, prior business experience, qualifications, specializations, situation, role, business responsibilities and achievements of the Executive Officer and the previous salary arrangements therewith.

6.2.
Since a competitive base salary is essential to Tower's ability to attract and retain highly skilled professionals, Tower will seek to establish and maintain base salaries that are based on competitive market analyses.  The comparative peer group will include direct competitors, or companies that operate in similar industries, with similar market capitalization, enterprise value, and/or revenues, active in similar geographic locations.

7.	Benefits and Perquisites

7.1.	Executive Officers will be entitled to benefits stated as such by relevant law and best practice for peer companies.

7.2.
Executive Officers may also be entitled to additional benefits, taking into consideration their rank, seniority in the territory they reside in, market and local practice and legislation. Such additional benefits, which shall be subject to approval of Compensation Committee and the Board of Directors, may include, inter alia, annual vacation, sick leave, medical insurance, allocations to pensions, long term disability,  contribution to education fund (up to the maximum allowable by law), car expenses, contribution to managers' insurance, cellular phone and laptop computer, as well as taxes and expenses which may be incurred in relation to such benefits being borne by the Company.

7.3.
In addition, when relevant, and subject to approval of Compensation Committee and the Board of Directors, Executive Officers may be entitled to relocation related expenses and benefits until termination, including housing costs, family flights and related repatriation costs, which shall not exceed $280,000 on an annual basis.

C.  Cash Bonuses

8.	Sign-on Bonus

8.1.	For purposes of attracting high quality personnel, Tower may offer an Executive Officer a sign-on bonus as an incentive to join the Company.

8.2.
The sign-on bonus may be comprised of cash and/or equity and shall not exceed an amount equal to the Executive's Officer's annual base salary. Any equity based compensation to be granted as part of a sign-on bonus shall be subject to the vesting and expiration periods, as well as the other terms with respect to equity set forth in Section 14 below.

8.3.
The sign-on cash bonus will be paid half on signing the employment contract and half will be paid on the second anniversary from the signing date, subject to continued employment with Tower during said two year period.   In the event the employee resigns or is terminated for cause before the end of said two (2) year period, the first half of said cash bonus may be clawed back and repaid to the Company.

9.	Annual Bonus - The Objective, Components and Threshold

9.1.
Compensation in the form of cash bonus(es) is an important element in aligning Executive Officers' compensation with Tower's objectives and business goals in the long-term, such that both individual performance and overall company success are rewarded.

9.2.
Tower's policy is to allow annual cash bonuses, which may be awarded to the Executive Officers upon the attainment of pre-set annual measurable objectives and personal performance, which are set in the first quarter of the year, and include minimum thresholds for performance.

9.3.
A pre-defined mechanism will include bonus criteria based on the following components, with the weight (in percentage terms) of each group of measures as a portion of the annual criteria as set out below:

A = Corporate MBO Score (as defined herein) that is calculated in any year based on Tower financial/operational/strategic measures (subject to bonus threshold criteria), such as the criteria specified below, which score can range from 0 to 1.5.  Each measure has 3 points: threshold, base and maximum.

▪	Financials metrics: 30-50%, including categories such as:
–	Revenue
–	EBITDA
–	Cash balance
–	Net profit
–	Specific annual balance sheet cap-table related metrics, focused on increasing shareholders' value, such as balance sheet ratios, refinancing, restructurings.
▪	Business - Strategic & tactical : 20-35%, including categories such as:
–	Existing customers and revenue funnel which is the base for the following years' revenue growth
–	Business Units major strategic programs
–	Specific M&A targets
–	Annual specific major tactical customer driven activities
▪	Customer support : 5-10%, including categories such as:
–	Top customers scorecards feedback
▪	Operations : 15-30%, including categories such as:
–	Cost
–	On time delivery
–	Quality
–	Other measurable manufacturing indices
–	Safety
–	Annually specific activities (such as capacity increase)
▪	HR: 5-10%, including categories such as:
–	Employee turnover
–	Talent programs' success
–	Employees' satisfaction

B = score granted to the Executive Officer after an evaluation of his/her individual performance, considering the position of the Executive Officer and the contribution of the Executive Officer to the achievement of the Company's targets. The B score will result in a bonus (not subject to the bonus threshold) as described below.

9.4.
General bonus threshold –if the Corporate MBO Score is less than the applicable score set forth in Section 10 below, no bonus will be granted for the “A” component of the Corporate MBO Score in such year.

10.	The Formula

10.1.
The annual bonus will be based on the measurable objectives of the Company as described above. Such measurable criteria will be determined for each fiscal year as a function of the annual operating plan that is approved by the Board of Directors before the end of the first quarter of each year, and will include financial, operational and strategic measures, on the basis of the balance between long term and short term considerations.

10.2.	The annual bonus of the CEO will be calculated using the below formula:

CEO monthly actual base salary x [A + B] = Total Payout

For the "A" component applicable to this Section 10.2, after meeting the minimum threshold which enables a bonus, multiple sections (financial/operational/strategic measures) will have individual weights  and criteria, with the weight (in percentage terms) of each measure as a portion of the annual criteria, such that the total "A" component of the bonus shall be set at 7.5 months, 15 months and 21 months of the CEO’s monthly base salary for "A" scores of 0.7, 1.0 and 1.3, respectively.  Between each two of the abovementioned scores, the "A" component shall be calculated linearly based on the Corporate MBO Score.  The maximum bonus amount under the "A" component is capped at 21 months of the CEO's monthly base salary for any "A" score of 1.3 or above.

For the "B" component, a bonus with an annual cap of 3 monthly base salaries may be granted according to the chairman of the board of director's recommendation in regard to an evaluation of the CEO's individual performance, and subject to Compensation Committee and Board of Directors approval.

The minimum threshold for the entitlement of the CEO to receive the bonus under the "A" component is a weighted average Corporate MBO Score of 0.7.  The entitlement for the "B" component of the cash bonus has no minimal threshold.

10.3.	The annual bonuses of Other Executive Officers will not exceed the Other Executive's Maximum Amount, subject to the Executive Ratio described in 4.2 above.

10.4.
The minimum threshold for the entitlement of the Other Executive Officers to receive the bonus under the "A" component is a weighted average Corporate MBO Score of 0.65.  The entitlement for the "B" component of the cash bonus has no minimal threshold.

10.5.
The Compensation Committee and Board intend to review, discuss and approve management recommendation for the specific Corporate MBO objectives which recommendation shall be made in the first quarter of each fiscal year with respect to such year, and which if met shall entitle the Executive Officers to an annual bonus for his/her performance in such year.

11.	Special bonus for special achievements

11.1.
Executive Officers may receive a special bonus for substantial achievements on special transactions that are unexpected when determining the Company's annual MBO plan as defined below, following recommendation and approval of the Compensation Committee and Board. It is clarified that this special bonus mechanism will not be awarded as a matter of routine and granted only in situations where it is warranted as described below.

Special transactions shall include M&A Transactions (defined below) with financial or strategic parties as well as transactions in which third parties enter into binding agreements pursuant to which they undertake to invest in the Company or its subsidiaries, new business models/joint development projects, customer financed large technology and new technology entrance, equity or debt financing restructure the Company's debt or which include a “take or pay” commitment or which transaction includes a “pre-payment” basis.

11.2.	Such special bonus shall not exceed the amount of four (4) monthly salaries of each applicable Executive Officer and the entitlement for this bonus has no minimal threshold condition.

12.	Compensation Recovery ("Clawback")

12.1.
In the event that an Executive Officer was paid any compensation based on erroneous data which is later restated in the Company’s financial statements within a period of three (3) financial years prior to the date of the correction, the Company shall be entitled to recover from such Executive Officer any compensation in the amount of the excess of the compensation that the Executive Officer received over what he/she should have been paid on the basis of the restated financial statements.

12.2.	Notwithstanding the aforesaid, the compensation recovery will not be triggered in the event of a financial restatement required due to changes in the applicable financial reporting standards.

12.3.	The Compensation Committee will be responsible for approving the amounts to be recouped and for setting terms for such recoupment from time to time.

D. Equity Based Compensation

13.	The Objective

13.1.
The equity based compensation for Tower's Executive Officers and Directors is designed in a manner consistent with the underlying Policy objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the Executive Officers' and Directors’ interests with the long term interests of Tower and its shareholders, and to strengthen the retention and the motivation of Executive Officers and Directors in the long term. In addition, since equity based awards are to be structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

13.2.
The equity based compensation offered by Tower is intended to be in a form of stock options and/or other equity forms, such as RSUs, in accordance with the Company’s equity based compensation policies and programs in place from time to time.

13.3.	Equity based compensation awarded by the Company shall not be in excess of 10% of the Company’s share capital on a fully diluted basis.

14.	General guidelines for the grant of equity based awards

14.1.
The equity based compensation, comprised of options and/or restricted stock units (RSUs), shall be granted automatically as either an annual grant and/or from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, specializations, role, personal responsibilities and achievements of the Executive Officer and the previous salary arrangements therewith.

14.2.
As a general policy, options for Tower's Executive Officers shall gradually vest per passage of time over a period of 3 years (or more) and the RSUs shall be time and/or performance based vesting.  There shall be no vesting before the end of the first year from date of grant.

14.3.	Each Executive Officer's Equity FMV shall not exceed three annual base salaries of such Executive Officer.

14.4.
The exercise price of options granted to the Executive Officers and Directors shall be equal to the arithmetic average closing price of Tower's shares, as quoted on the NASDAQ market (or if Tower's shares will not be traded on NASDAQ, the Tel-Aviv Stock Exchange or any principal national securities exchange upon which Tower's shares are listed or traded) for the 30 trading days prior to the date of grant.  The options may contain a mandatory exercise provision for vested options which shall provide for an automatic exercise upon reaching a certain share price and may also trigger the sale of the underlying shares.

14.5.	The expiration of options granted to the Executive Officers shall be seven (7) years from date of grant.

14.6.	Options may be granted under the existing Employee Share Incentive Plans of the Company and/or any new plans governing equity based awards upon such plans becoming effective.

E. Retirement, Termination and Other Arrangements

15.	Advance notice

Tower shall provide an Executive Officer a prior notice of termination of up to six (6) months but not less than three (3) months (unless termination is for cause), during which the Executive Officer shall be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity based compensation.  Executive Officers shall provide Tower a prior notice of resignation of at least three (3) months.  During this advance notice period, at Tower's discretion, the Executive Officer may be requested to remain on Tower's payroll and provide services to Tower.  During this period, the Executive Officer shall be paid his/her base salary and benefits and may be entitled to a partial or full annual bonus, based on the actual period of service or employment of the Executive Officer within this period, and based on Tower's performance during the period, the contribution of the Executive Officer to achieving Tower's targets and its profits and the circumstances of the termination.

16.	Severance Pay

16.1.
Upon resignation, Executive Officers who are Israeli employees shall receive severance pay according to article 14 of the Israeli Severance Pay Law 5723-1963. All other employees shall receive severance pay according to their local labor laws.

16.2.
Upon dismissal, Executive Officers who are Israeli employees may receive severance pay equal to his/her last monthly base salary multiplied by the number of years employed by Tower. All other employees shall receive severance pay according to their local labor laws.  The total amount paid to the Executive Officers shall not exceed an amount of twenty-four (24) monthly base salaries, subject however to any amounts which would have to be paid to Executive Officers in accordance with the local labor law.

17.	Change of Control

In connection with a corporate transaction involving a Change of Control  and subject to the Termination Upon  Change of Control (both terms as defined in the employment agreement of the relevant Executive Officer), the CEO may be entitled to an amount equal up to one (1) annual base salary and acceleration of all unvested options for exercise and the Other Executive Officers may be entitled to an amount equal up to nine (9) months' base salary and acceleration of all unvested options for exercise.

Tower may amend the employment agreements of its CEO and Executive Officers to include Change of Control Provisions in line with this Section 17, subject to the receipt of the corporate approvals as required by applicable law.

18.	Additional Retirement and Termination Benefits

The CEO shall be paid a termination grant upon termination of his/her employment with Tower, provided that he/she is employed with Tower full time for at least 3 years.  Such termination grant shall be in an amount up to a lump sum of twelve (12) monthly base salaries without benefits.  The amount granted shall take into consideration the period of employment with Tower, his/her service and employment conditions in the course of said period, Tower's performance during the period, the contribution of the CEO to the achievement of Tower's targets and its profits and the circumstances surrounding the termination of employment.

All additional retirement and termination benefits granted in this section hereunder shall be based on the actual period of service or employment of the Executive Officer within this period, and based on Tower's performance during the period, the contribution of the Executive Officer to achieving Tower's targets and its profits and the circumstances of the termination.

F. Exculpation, Indemnification and Insurance

19.	Exculpation

Tower shall exempt its Directors and Executive Officers from the duty of care to the maximum extent permitted by law.

20.	Indemnification

Tower shall indemnify its Directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the Executive Officer, as provided in the Exemption and Indemnification Agreement between such individuals and Tower, all subject to applicable law.

21.	Insurance

Tower shall provide "Directors and Officers Insurance" (the "Insurance Policy") for its Directors and Executive Officers to the maximum extent permitted by applicable law.

The maximum aggregate coverage for the Insurance Policy will be as approved by the shareholders time to time when there is a material change in said coverage, unless not otherwise required by law. The Directors' and Executive Officers' Insurance Policy, which is being brought for approval of the shareholders, contains coverage up to $70 million for the benefit of both the Company and its Directors and Executive Officers, and, in addition, coverage of up to $10 million for Japan related claims ("General Policy") for 12 months.  Additionally, the Company purchased an insurance policy with total coverage of up to $35 million which provides coverage only for the benefit of the Company's Directors and Executive Officers and only in situations where coverage under the General Policy has been exhausted or is otherwise insufficient or unavailable ("Side A Policy").  In circumstances where payment is due to the Company and an insured director/officer under the General Policy, payment will first be made in full to such insured director/officer and the balance, if any, will be made to the Company.  The premium for said policies is approximately $500,000.

Coverage under the renewed insurance policy includes the Company’s Directors and Executive Officers as well as the directors and officers of the Company’s subsidiaries.

G. Board of Directors Compensation

22.	Remuneration

The members of Tower's board may (and, in the case of external directors, shall) be entitled to remuneration and refund of expenses according to the provisions of the Companies Regulations (Rules on Remuneration and Expenses of Outside Directors), 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 2000, as such regulations may be amended from time to time.

Directors shall be entitled to:

•	An annual fee shall be capped at up to $60,000.

•	Per meeting fee shall be capped at up to $2,000.

•	Reasonable travel expenses.

In addition, the members of Tower's Board may be granted equity based compensation which shall vest over a period of 3 years, and having an Equity FMV not to exceed, with respect to each director, $180,000 per 3 years, subject to applicable law and regulations.  The exercise price and expiration of the options shall be as set forth in Section 14 above.

In connection with a corporate transaction involving a Change of Control, the Chairman of the board and directors may be entitled to acceleration of all unvested options for exercise.

The Chairman of the board may be entitled to cash and/or equity based remuneration which in the aggregate that shall not exceed $600,000 on an annual basis together with reimbursement of expenses in accordance with Tower's policy as approved by the Compensation Committee and Board of Directors.

Definitions:

The following terms in this Policy have the meaning as set forth below:

"Companies Law" means the Israeli Companies Law 5759-1999.

“Corporate MBO Score” means the weighted average of all of the measures described in the A component in the annual bonus formula.

“Directors” means members of the board of directors of Tower serving in such capacity from time to time.

“Employee Ratio” means the ratio between overall compensation of the Executive Officers and the average and median salary of the other employees of Tower (including employee-contractors and agency contractors, if any).

“Equity FMV” means the aggregate value per the Equity Calculation Model, as calculated at the time of each grant, for the one year period following the date of grant.

“Equity Calculation Model” means the fair market value of the equity based compensation for the Executive Officers and Directors which will be determined at the time of grant according to the Black and Scholes model, binomial model or any other best practice or commonly accepted equity based compensation valuation model as calculated in the actual award, when such award is approved by the Compensation Committee and Board of Directors.

“Executive Officers” means "Office Holders" as such term is defined in the Companies Law, excluding, unless otherwise expressly indicated herein, Tower's Directors.

“Executive Maximum Amount” means 0.1% of the authorized share capital NIS par value as of the date hereof.

“Fixed Compensation” means the base salary and any other payment in respect of the holding of an office or employment that does not depend on variables that are unknown at the time the payment is determined, such as social benefits and perquisites, payments respect of a provident fund, pension, severance pay, annual vacation, continuing education fund, loss-of-work-capacity insurance, National Insurance contributions (the employer’s contribution), relocation expenses, convalescence pay, car expenses, cell phones, Internet services, vacation, holiday gift, as well as grossing up in respect of a car and in respect of cell phones.

“M&A Transaction” means a sale or acquisition of all or substantially all of the assets of a company or business unit of a company, or of all or substantially all of such company’s issued and outstanding share capital, or a consolidation, merger or reorganization of the Company or target company which achieves the same result.

"MBO" – Management By Objective plan as described in Section 9.3 above.

“Other Executive Officers” means all "Office Holders" as such term is defined in the Companies Law, excluding (i) Tower's Directors serving on the Board of Directors and (ii) the CEO.

“Variable Compensation” means any payment (in whole or a portion thereof) in respect of the   holding   of   an   office   or   employment   that   is   not   part   of   the Fixed Compensation, and that depends on variables that are unknown at the time the decision to award such payment is  determined,  such  as  an  annual  bonus or the equity based grants,  a  portion  of  which  thereof  is  contingent upon  future  financial  results or corporate or individual performance.

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This Policy is designed solely for the benefit of Tower and none of the provisions thereof are intended to provide any rights or remedies to any of the Executive Officers to whom this Policy applies and/or other employees of the Company, and/or to any third party, and no Executive Officer or employee may make any claim and/or demand against the Company, or any subsidiary, based on the guidelines set forth herein.   Furthermore, nothing in this Policy shall prevent the Compensation Committee, the Board of Directors and/or the shareholders of the Company, as applicable, from adopting a resolution regarding compensation of Executive Officers and/or any other employees that is not in accordance with this Policy provided such resolution is approved by the required corporate bodies as set forth in the Companies Law.

Notwithstanding anything which is stated elsewhere in this Policy, the board of directors shall have the discretion to unilaterally reduce an Executive Officer's variable compensation.

This Policy was not formulated so as to prejudice any existing compensation arrangements of Executive Officers at the Company, and existing arrangements with Executive Officers are not subject to any further approvals under this Policy, unless such existing arrangements are subject to further approvals as may be required under applicable law.  All compensation arrangements of Executive Officers are required to be approved in the manner prescribed by applicable law.  Executives Officers, including External Directors or Independent Directors, may waive their entitlement to their compensation, subject to applicable law.